Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share amounts)

	Years Ended December 31,
	2004	2003	2002

Net income	$950	$1,428	$580

Weighted average shares outstanding for calculating basic earnings per share	6,492	6,321	6,096

Options	273	234	55
Total shares for calculating diluted earnings per share	6,765	6,555	6,151

Basic earnings per share	$0.15	$0.23	$0.10

Diluted earnings per share	$0.14	$0.22	$0.09

Options are excluded from the calculation of diluted loss per share when the inclusion of such options is anti-dilutive.